Mail Stop 0306


May 12, 2005



VIA U.S. MAIL AND FAX (218) 825-0721

Mr. Michael R. Day
Chief Financial Officer
Nature Vision, Inc.
213 Northwest 4th Street
Brainerd, Minnesota 56401

	Re:	Nature Vision, Inc.
		Form 10-KSB for the year ended December 31, 2004


Dear Mr. Day:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources - Page 12

1. We note that the Liquidity and Capital Resources discussion in your MD&A is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-B please revise future filings to discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both the short term and long term. Further, describe for investors any uncertainties related to the reverse merger that could impact your liquidity.

Item 8A. Controls and Procedures - Page 13

2. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that material information related to the Company is made known to them by others within Nature Vision." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

3. We note your statement that your "Chief Executive Officer and Chief Financial Officer, have reviewed [your] disclosure controls and procedures as of the end of the period covered by this report [and] based upon this review, Messrs. Zernov and Day believe that [your] disclosure controls and procedures are effective in ensuring that material information related to Nature Vision is made known to them by others within Nature Vision." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.






Note 1. Summary of Significant Accounting Policies - Page F-6

Stock-Based Compensation - Page F-9

4. We note that you are using the minimum value method to estimate the value of your options. This method is appropriate for a nonpublic entity. However, as indicated under Appendix E of SFAS 123, a company that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered to be a public entity. Supplementally discuss the consideration that you have given to this guidance.

Note 2. Reverse Merger - Page F-12

5. We note that Richard Kiphart was required to purchase 324,395 shares of common stock for an aggregate purchase price of $1 million.
Tell us more about this agreement, specifically describe how you valued and recorded the transaction. Support the entries you recorded and cite the specific accounting guidance upon which you relied.

6. Tell us the nature of the amounts included in the "pro forma adjustments" as of December 31, 2004 and 2003.

7. Please explain supplementally the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including identifiable intangible assets. Since your purchase price allocation resulted in a decrease from the historical book value of the assets recorded, please tell us how you made your valuation.

8. In this regard, we note that PHOC revalued several real and intangible assets as of the date of the merger. Supplementally provide us with your analysis that indicates no impairment existed prior to the merger with respect to these assets.

Note 14. Concentrations - Page F-19

9. Revise future filings to quantify the amount of purchases from the business which is controlled by one of your board members. Note that significant related party transactions should be disclosed on the face of the financial statements. Please revise future filings or advise us why this disclosure is not necessary.





* * * * * * * *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506, or me at (202) 942-1931 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,


							Angela Crane
							Branch Chief


Mr. Michael R. Day
Nature Vision, Inc.
May 12, 2005
Page 5